Mail Stop 4561

      							July 19, 2005

Terrence S. Cassidy
Principal Executive Officer and Principal Financial Officer
NWH, Inc.
156 West 56 Street
Suite 2001
New York, NY 10019

	Re:	NWH, Inc.
		Form 10-K for the Fiscal Year Ended October 31, 2004 Form 10-Q for the Fiscal Quarter Ended January 31, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      File No. 000-26598

Dear Mr. Cassidy:

		We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Use of Non-GAAP Financial Measures, page 22

1. We note your use of non-GAAP financial measures in the Form 10-
Q
noted above and in your Form 10-K for the year ended October 31,
2004
and Form 10-Q for the quarterly period ended January 31, 2005. We note that your non-GAAP measure reconciles EBITDA to ENS` segment net income. With respect to your non-GAAP measure, please address the following.

* We note that you believe that your non-GAAP measure `is a useful indicator of an entity`s debt capacity and its ability to service debt.` Tell us whether your chief operating decision maker uses this non-GAAP measure to make decisions about allocating resources to your
ENS segment or assess its performance. If so, tell us why this measure is different from the segment`s profit and loss measure reported in Note 7, Segment Information. If not, tell us why you believe that this non-GAAP measure is useful for your investors to evaluate ENS` profit and loss. As part of your response, tell us the manner in which management uses the non-GAAP measure to evaluate the
ENS segment.  See Questions 8 and 20 of SEC Release, Frequently
Asked
Questions Regarding the Use of Non-GAAP Financial Measures.

* Tell us why you believe that it is appropriate to reconcile your non-GAAP measure to ENS` segment net income as net income is not reported in your segment information in Note 7. Further, based on your reconciliation, it appears that you consider EBITDA to be a measure of performance. Tell us why you believe that your non-GAAP measure is a measure of performance, instead of liquidity, as you have disclosed that it is a `useful indicator of an entity`s debt capacity and its ability to service debt.` If you determine that your non-GAAP measure is a measure of liquidity, tell us the consideration that you gave to reconciling it to cash flow from operations instead of net income; see Regulation S-K, Item 10(e)(1)(i).

* Tell us how you have considered the disclosure requirements of Question 8 of SEC Release, Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Terrence S. Cassidy
NWH, Inc.
July 19, 2005
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